Exhibit 99.2

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended December 31, 2019

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2019

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended December 31,

($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2019	2018	2019	2018

Revenues	1
Gross Sales		5,163	4,516	21,353	21,389
Less: Royalties		325	(29)	1,172	545
		4,838	4,545	20,181	20,844
Expenses	1
Purchased Product		2,059	2,555	8,427	8,744
Transportation and Blending		1,416	1,269	5,184	5,942
Operating		514	501	2,088	2,184
Production and Mineral Taxes		-	-	1	1
(Gain) Loss on Risk Management	24	(25)	(678)	156	305
Depreciation, Depletion and Amortization	6,12,13	581	398	2,249	2,131
Exploration Expense	6,11	72	2,115	82	2,123
General and Administrative		127	87	336	391
Onerous Contract Provisions	18	3	(63)	(5)	629
Finance Costs	4	135	138	511	627
Interest Income		(3)	(8)	(12)	(19)
Foreign Exchange (Gain) Loss, Net	5	(139)	547	(404)	854
Re-measurement of Contingent Payment	17	27	(361)	164	50
Research Costs		4	2	20	25
(Gain) Loss on Divestiture of Assets		(9)	1	(2)	795
Other (Income) Loss, Net		(7)	(1)	(11)	(12)
Earnings (Loss) From Continuing Operations Before Income Tax		83	(1,957)	1,397	(3,926)
Income Tax Expense (Recovery)	8	(30)	(607)	(797)	(1,010)
Net Earnings (Loss) From Continuing Operations		113	(1,350)	2,194	(2,916)
Net Earnings (Loss) From Discontinued Operations	7	-	(6)	-	247
Net Earnings (Loss)		113	(1,356)	2,194	(2,669)

Basic and Diluted Earnings (Loss) Per Share ($)	9
Continuing Operations		0.09	(1.10)	1.78	(2.37)
Discontinued Operations		-	-	-	0.20
Net Earnings (Loss) Per Share		0.09	(1.10)	1.78	(2.17)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2019	2018	2019	2018

Net Earnings (Loss)		113	(1,356)	2,194	(2,669)
Other Comprehensive Income (Loss), Net of Tax	22
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		12	(3)	5	(3)
Change in the Fair Value of Equity Instruments at FVOCI (1)		9	1	12	1
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(86)	263	(228)	397
Total Other Comprehensive Income (Loss), Net of Tax		(65)	261	(211)	395
Comprehensive Income (Loss)		48	(1,095)	1,983	(2,274)

(1)	Fair Value through Other Comprehensive Income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at December 31,

($ millions)

	Notes	2019	2018

Assets
Current Assets
Cash and Cash Equivalents		186	781
Accounts Receivable and Accrued Revenues		1,551	1,238
Income Tax Receivable		10	-
Inventories	10	1,532	1,013
Risk Management	24,25	5	163
Total Current Assets		3,284	3,195
Exploration and Evaluation Assets	1,11	787	785
Property, Plant and Equipment, Net	1,12	27,834	28,698
Right-of-Use Assets, Net	1,13	1,325	-
Income Tax Receivable		-	160
Other Assets	14	211	64
Goodwill	1	2,272	2,272
Total Assets		35,713	35,174

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,210	1,833
Long-Term Debt	15	-	682
Lease Liabilities	16	196	-
Contingent Payment	17	79	15
Onerous Contract Provisions	18	17	50
Income Tax Payable		17	17
Risk Management	24,25	2	3
Total Current Liabilities		2,521	2,600
Long-Term Debt	15	6,699	8,482
Lease Liabilities	16	1,720	-
Contingent Payment	17	64	117
Onerous Contract Provisions	18	46	613
Decommissioning Liabilities	19	1,235	875
Other Liabilities	20	195	158
Deferred Income Taxes		4,032	4,861
Total Liabilities		16,512	17,706
Shareholders’ Equity		19,201	17,468
Total Liabilities and Shareholders’ Equity		35,713	35,174

Commitments and Contingencies	27

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 21)			(Note 22)

As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(2,669)	-	(2,669)
Other Comprehensive Income (Loss)	-	-	-	395	395
Total Comprehensive Income (Loss)	-	-	(2,669)	395	(2,274)
Common Shares Issued
Stock-Based Compensation Expense	-	6	-	-	6
Dividends on Common Shares	-	-	(245)	-	(245)
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,194	-	2,194
Other Comprehensive Income (Loss)	-	-	-	(211)	(211)
Total Comprehensive Income (Loss)	-	-	2,194	(211)	1,983
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(260)	-	(260)
As at December 31, 2019	11,040	4,377	2,957	827	19,201

(1)Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2019	2018	2019	2018

Operating Activities
Net Earnings (Loss)		113	(1,356)	2,194	(2,669)
Depreciation, Depletion and Amortization	6,12,13	581	398	2,249	2,131
Exploration Expense	6,11	72	2,115	82	2,123
Deferred Income Tax Expense (Recovery)	8	(24)	(584)	(814)	(794)
Unrealized (Gain) Loss on Risk Management	24	(8)	(741)	149	(1,249)
Unrealized Foreign Exchange (Gain) Loss	5	(267)	350	(827)	649
Re-measurement of Contingent Payment	17	27	(361)	164	50
(Gain) Loss on Discontinuance	7	-	7	-	(301)
(Gain) Loss on Divestiture of Assets		(9)	1	(2)	795
Unwinding of Discount on Decommissioning Liabilities	4,19	15	16	58	63
Onerous Contract Provisions, Net of Cash Paid	18	(1)	(63)	(15)	618
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		122	195	401	206
Other		57	(13)	85	52
Net Change in Other Assets and Liabilities		(29)	(22)	(84)	(72)
Net Change in Non-Cash Working Capital		91	543	(355)	552
Cash From (Used in) Operating Activities		740	485	3,285	2,154

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(33)	(35)	(73)	(55)
Capital Expenditures – Property, Plant and Equipment	12	(287)	(252)	(1,110)	(1,322)
Proceeds From Divestitures		2	(4)	1	1,050
Net Change in Investments and Other		(108)	-	(133)	9
Net Change in Non-Cash Working Capital		(40)	(82)	(117)	(295)
Cash From (Used in) Investing Activities		(466)	(373)	(1,432)	(613)

Net Cash Provided (Used) Before Financing Activities		274	112	1,853	1,541

Financing Activities	26
(Repayment) of Long-Term Debt		(678)	(1,144)	(2,279)	(1,144)
Net Issuance (Repayment) of Revolving Long-Term Debt		272	-	276	(20)
Principal Repayment of Leases	16	(42)	-	(150)	-
Dividends Paid on Common Shares	9	(77)	(62)	(260)	(245)
Other		-	-	-	(1)
Cash From (Used in) Financing Activities		(525)	(1,206)	(2,413)	(1,410)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		-	10	(35)	40
Increase (Decrease) in Cash and Cash Equivalents		(251)	(1,084)	(595)	171
Cash and Cash Equivalents, Beginning of Period		437	1,865	781	610
Cash and Cash Equivalents, End of Period		186	781	186	781

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the “Canada Business Corporations Act” and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

As at January 5, 2018, all of the Conventional segment assets were sold. Refer to Note 7 for more information.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

A) Results of Operations – Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended December 31,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	2,659	1,380	190	190	2,555	3,048
Less: Royalties	316	(39)	9	10	-	-
	2,343	1,419	181	180	2,555	3,048
Expenses
Purchased Product	-	-	-	-	2,198	2,597
Transportation and Blending	1,416	1,263	20	18	-	-
Operating	268	248	80	100	250	203
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	(15)	86	-	-	(2)	(3)
Operating Margin	674	(178)	81	62	109	251
Depreciation, Depletion and Amortization	416	320	72	6	67	57
Exploration Expense	8	(2)	64	2,117	-	-
Segment Income (Loss)	250	(496)	(55)	(2,061)	42	194

			Corporate and Eliminations		Consolidated
For the three months ended December 31,			2019	2018	2019	2018
Revenues
Gross Sales			(241)	(102)	5,163	4,516
Less: Royalties			-	-	325	(29)
			(241)	(102)	4,838	4,545
Expenses
Purchased Product			(139)	(42)	2,059	2,555
Transportation and Blending			(20)	(12)	1,416	1,269
Operating			(84)	(50)	514	501
Production and Mineral Taxes			-	-	-	-
(Gain) Loss on Risk Management			(8)	(761)	(25)	(678)
Depreciation, Depletion and Amortization			26	15	581	398
Exploration Expense			-	-	72	2,115
Segment Income (Loss)			(16)	748	221	(1,615)
General and Administrative			127	87	127	87
Onerous Contract Provisions			3	(63)	3	(63)
Finance Costs			135	138	135	138
Interest Income			(3)	(8)	(3)	(8)
Foreign Exchange (Gain) Loss, Net			(139)	547	(139)	547
Re-measurement of Contingent Payment			27	(361)	27	(361)
Research Costs			4	2	4	2
(Gain) Loss on Divestiture of Assets			(9)	1	(9)	1
Other (Income) Loss, Net			(7)	(1)	(7)	(1)
			138	342	138	342
Earnings (Loss) From Continuing Operations Before Income Tax					83	(1,957)
Income Tax Expense (Recovery)					(30)	(607)
Net Earnings (Loss) From Continuing Operations					113	(1,350)

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

	Oil Sands		Deep Basin		Refining and Marketing
For the twelve months ended December 31,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	10,838	10,026	691	904	10,513	11,183
Less: Royalties	1,143	473	29	72	-	-
	9,695	9,553	662	832	10,513	11,183
Expenses
Purchased Product	-	-	-	-	8,844	9,261
Transportation and Blending	5,152	5,879	82	90	-	-
Operating	1,039	1,037	337	403	948	927
Production and Mineral Taxes	-	-	1	1	-	-
(Gain) Loss on Risk Management	23	1,551	-	26	(16)	(1)
Operating Margin	3,481	1,086	242	312	737	996
Depreciation, Depletion and Amortization	1,543	1,439	319	412	280	222
Exploration Expense	18	6	64	2,117	-	-
Segment Income (Loss)	1,920	(359)	(141)	(2,217)	457	774

			Corporate and Eliminations		Consolidated
For the twelve months ended December 31,			2019	2018	2019	2018
Revenues
Gross Sales			(689)	(724)	21,353	21,389
Less: Royalties			-	-	1,172	545
			(689)	(724)	20,181	20,844
Expenses
Purchased Product			(417)	(517)	8,427	8,744
Transportation and Blending			(50)	(27)	5,184	5,942
Operating			(236)	(183)	2,088	2,184
Production and Mineral Taxes			-	-	1	1
(Gain) Loss on Risk Management			149	(1,271)	156	305
Depreciation, Depletion and Amortization			107	58	2,249	2,131
Exploration Expense			-	-	82	2,123
Segment Income (Loss)			(242)	1,216	1,994	(586)
General and Administrative			336	391	336	391
Onerous Contract Provisions			(5)	629	(5)	629
Finance Costs			511	627	511	627
Interest Income			(12)	(19)	(12)	(19)
Foreign Exchange (Gain) Loss, Net			(404)	854	(404)	854
Re-measurement of Contingent Payment			164	50	164	50
Research Costs			20	25	20	25
(Gain) Loss on Divestiture of Assets			(2)	795	(2)	795
Other (Income) Loss, Net			(11)	(12)	(11)	(12)
			597	3,340	597	3,340
Earnings (Loss) From Continuing Operations Before Income Tax					1,397	(3,926)
Income Tax Expense (Recovery)					(797)	(1,010)
Net Earnings (Loss) From Continuing Operations					2,194	(2,916)

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

B) Revenues by Product

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Upstream
Crude Oil	2,373	1,433	9,790	9,662
Natural Gas	86	82	300	321
NGLs	51	64	202	333
Other	14	20	65	69
Refined Product	2,089	2,321	8,291	9,032
Market Optimization	466	727	2,222	2,151
Corporate and Eliminations	(241)	(102)	(689)	(724)
Revenues From Continuing Operations	4,838	4,545	20,181	20,844

C) Geographical Information

	Revenues
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Canada	2,722	2,150	11,799	11,695
United States	2,116	2,395	8,382	9,149
Consolidated	4,838	4,545	20,181	20,844

	Non-Current Assets (1)
As at December 31,	2019	2018
Canada	28,336	27,644
United States	4,093	4,175
Consolidated	32,429	31,819
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2019	2018	2019	2018	2019	2018
Oil Sands	703	639	20,924	21,646	768	-
Deep Basin	84	146	2,433	2,482	3	-
Refining and Marketing	-	-	4,131	4,284	77	-
Corporate and Eliminations	-	-	346	286	477	-
Consolidated	787	785	27,834	28,698	1,325	-

	Goodwill		Total Assets
As at December 31,	2019	2018	2019	2018
Oil Sands	2,272	2,272	26,317	25,373
Deep Basin	-	-	2,640	2,742
Refining and Marketing	-	-	5,688	5,621
Corporate and Eliminations	-	-	1,068	1,424
Discontinued Operations	-	-	-	14
Consolidated	2,272	2,272	35,713	35,174

E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Capital Investment
Oil Sands	204	169	706	887
Deep Basin	17	18	53	211
Refining and Marketing	66	61	280	208
Corporate and Eliminations	30	28	137	57
	317	276	1,176	1,363
Acquisition Capital
Oil Sands	-	14	2	332
Deep Basin	4	1	7	9
Refining and Marketing	-	-	4	-
Total Capital Expenditures	321	291	1,189	1,704
(1)	Includes expenditures on PP&E and E&E assets.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2018, except as identified in Note 3.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2019. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective February 11, 2020.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 16, “Leases”

Effective January 1, 2019, the Company adopted IFRS 16, “Leases” (“IFRS 16”). The Company has applied the new standard using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Therefore, the comparative information in the Company’s consolidated balance sheet, consolidated statements of earnings, other comprehensive income, shareholders’ equity and cash flows has not been restated.

On adoption, Management elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve months as at January 1, 2019 as short-term leases;
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value (less than US$5 thousand);
•	The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease;
•	Account for lease and non-lease components as a single lease component for lease liabilities related to storage tanks; and
•

Use the Company’s previous assessment under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) for onerous contracts instead of reassessing the ROU assets for impairment on January 1, 2019.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As Reported at December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Assets
Accounts Receivable and Accrued Revenues	iv	1,238	2	1,240
Property, Plant and Equipment, Net	v	28,698	(3)	28,695
Right-of-Use Assets, Net	ii	-	1,491
	iii	-	(585)
	iv	-	(16)
	v	-	3	893
Other Assets	iv	64	14	78

Liabilities and Shareholders' Equity
Current Portion of Lease Liabilities	i	-	(128)	(128)
Current Portion of Onerous Contract Provisions	iii	(50)	37	(13)
Non-Current Lease Liabilities	i	-	(1,363)
	v	-	(3)	(1,366)
Non-Current Onerous Contract Provisions	iii	(613)	548	(65)
Other Liabilities	v	(158)	3	(155)
Total		29,179	-	29,179

Notes:

i) Lease Liabilities

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17, “Leases” (“IAS 17”). Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rates at January 1, 2019. Incremental borrowing rates as at January 1, 2019 range from 4.0 percent to 5.7 percent. Leases with a remaining term of less than twelve months and low-value leases were excluded. Total lease liabilities of $1.5 billion were recorded as at January 1, 2019, of which $128 million was the current portion.

ii) ROU Assets

The associated ROU assets were measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contract provisions with no impact on retained earnings.

iii) Onerous Contract Provisions

On initial adoption, Management has applied the practical expedient to use the Company’s previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $585 million to the December 31, 2018 onerous contract provisions.

iv) Sublease Contracts

On transition, the Company reassessed the classification of its sublease contracts previously classified as operating leases under IAS 17. The Company concluded certain of these subleases were finance leases under IFRS 16 and as a result a $16 million net investment in finance leases was recognized on adoption of IFRS 16, of which, the current portion was $2 million.

v) Reclassify Previously Recognized Finance Leases

Leases accounted for as finance leases under IAS 17 was reclassified to ROU assets and lease liabilities from PP&E and other liabilities, respectively.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

vi) Reconciliation of Commitments to Lease Liability

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Transportation and Storage	23,341
Real Estate	1,831
Capital Commitments	24
Other Long-Term Commitments	490
Commitments as at December 31, 2018	25,686

Less:
Non-Lease Components	(1,143)
Agreements that do not Contain a Lease	(22,811)
Lease Agreements with Assets not yet Available for Use	(507)
Short-Term Leases	(8)

Add:
Provision Previously Recognized under IAS 37	1,064
Finance Lease Liabilities under IAS 17	4
Lease Liabilities Commitments as at December 31, 2018	2,285

Impact of Discounting	(791)
Lease Liability as at January 1, 2019	1,494

B) Update to Significant Accounting Policies

Leases

The Company applied IFRS 16 using the modified retrospective approach; therefore, the comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2018.

The following accounting policy is applicable from January 1, 2019:

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statement of Earnings if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the Consolidated Statement of Earnings on a straight-line basis over the lease term.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

Uncertain Tax Positions

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretation Committee (“IFRIC”) 23, “Uncertainty over Income Tax Treatments” using the modified approach. The interpretation provides clarity on how to account for a tax position when there is uncertainty over income tax treatments. In determining the likely resolution of the uncertain tax positions, a position may be considered separately or as a group. In addition, an assessment is required to determine the probability that the tax authority will accept the tax position taken in income tax filings. If the uncertain income tax treatment is unlikely to be accepted, the accounting tax position must reflect an appropriate level of uncertainty. An uncertain tax position may be reassessed if new information changes the original assessment. The adoption of IFRIC 23 did not have a material impact on the Consolidated Financial Statements.

C) Critical Accounting Judgments and Estimate Uncertainty

Critical Judgments in Determining the Lease Term

In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

D) New Accounting Standards and Interpretations not yet Adopted

A number of new standards, amendments to accounting standards and interpretations are effective for annual periods beginning or after January 1, 2020 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2019. These standards and interpretations are not expected to have a material impact on the Company’s Consolidated Financial Statements.

4. FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Interest Expense – Short-Term Borrowings and Long-Term Debt	90	121	407	516
Net (Discount) Premium on Redemption of Long-Term Debt (Note 15)	1	(10)	(63)	17
Interest Expense – Lease Liabilities (Note 16)	23	-	82	-
Unwinding of Discount on Decommissioning Liabilities (Note 19)	15	16	58	62
Other	6	11	27	32
	135	138	511	627

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(258)	296	(800)	602
Other	(9)	54	(27)	47
Unrealized Foreign Exchange (Gain) Loss	(267)	350	(827)	649
Realized Foreign Exchange (Gain) Loss	128	197	423	205
	(139)	547	(404)	854

6. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Net Impairments

On a quarterly basis, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

2019 Upstream Impairments

As indicators of impairment were noted due to a decline in forward natural gas prices since December 31, 2018, the Company tested its Deep Basin CGUs for impairment. As at December 31, 2019, there was no impairment of goodwill or the Company’s CGUs.

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (“IQREs”) (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2019 by the Company’s IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2019, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2020	2021	2022	2023	2024	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	61.00	63.75	66.18	67.91	69.48	2.0%
WCS (C$/barrel) (2)	57.57	62.35	64.33	66.23	67.97	2.1%
Edmonton C5+ (C$/barrel)	76.83	79.82	82.30	84.72	86.71	2.0%
AECO (C$/Mcf) (3) (4)	2.04	2.32	2.62	2.71	2.81	2.1%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas.
(4)	Assumes gas heating value of one million British thermal units per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

2018 Net Upstream Impairments

As at December 31, 2018, the book value of the Company’s net assets was greater than its market capitalization; therefore, the Company tested its upstream CGUs for impairment. As at December 31, 2018, there was no impairment of goodwill or the Company’s CGUs. However, the impairment test provided evidence that previously recognized impairment losses should be reversed.

As at December 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be $761 million. Earlier in 2018, impairment losses of $100 million were recorded due to a decline in forward prices. The impairment was recorded as additional DD&A in the Deep Basin segment. In the fourth quarter of 2018, the Company reversed $132 million of impairment losses, net of the DD&A that would have been recorded had no impairments been recorded. The reversal was due to improved recovery, extensions, and well performance and changes to the development plan.

There were no goodwill impairments for the twelve months ended December 31, 2018.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s IQREs (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves were evaluated as at December 31, 2018 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel)	58.58	64.60	68.20	71.00	72.81	2.0%
WCS (C$/barrel)	51.55	59.58	65.89	68.61	70.53	2.1%
Edmonton C5+ (C$/barrel)	70.10	79.21	83.33	86.20	88.16	2.0%
AECO (C$/Mcf)	1.88	2.31	2.74	3.05	3.21	2.0%

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the year ended December 31, 2019, $82 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense. Write-downs of $64 million and $18 million were recorded in the Deep Basin and Oil Sands segments, respectively.

In 2018, Management completed a comprehensive review of the Deep Basin development plan considering factors such as well inventory, pace of development, infrastructure constraints, economic thresholds and limited capital spending on the assets going forward. As such, previously capitalized E&E costs of $2.1 billion were written off as exploration expense in the Elmworth, Wapiti, Kaybob, Edson and Clearwater areas within the Deep Basin segment.

Property, Plant and Equipment, Net

For the year ended December 31, 2019, the Company recorded an impairment loss of $20 million mainly in the Oil Sands segment related to a natural gas property that was written down to its recoverable amount. In addition, $10 million of corporate assets primarily related to leasehold improvements were written off. These impairment losses were recorded as additional DD&A in the Oil Sands segment and Corporate and Eliminations segment.

In 2018, the Company recorded an impairment loss of $6 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

7. DISCONTINUED OPERATIONS

Results of Discontinued Operations

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $343 million was recorded on the sale.

The following table presents the results of discontinued operations, including asset sales:

For the periods ended December 31, 2018	Three Months Ended	Twelve Months Ended
Revenues
Gross Sales	(1)	14
Less: Royalties	1	3
	(2)	11
Expenses
Transportation and Blending	-	1
Operating	1	(28)
Production and Mineral Taxes	-	1
Operating Margin	(3)	37
Finance Costs	-	1
Earnings (Loss) From Discontinued Operations Before Income Tax	(3)	36
Deferred Tax Expense (Recovery)	(2)	9
After-tax Earnings (Loss) From Discontinued Operations	(1)	27
After-tax Gain (Loss) on Discontinuance (1)	(5)	220
Net Earnings (Loss) From Discontinued Operations	(6)	247
(1)	Net of $2 million deferred tax recovery in the three months ended December 31, 2018 and $81 million deferred tax expense in the twelve months ended December 31, 2018, respectively.

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

For the periods ended December 31, 2018	Three Months Ended	Twelve Months Ended
Cash From (Used in) Operating Activities	(3)	36
Cash From (Used in) Investing Activities	(5)	404
Net Cash Flow	(8)	440

8. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Current Tax
Canada	(8)	(20)	14	(128)
United States	2	(7)	3	2
Total Current Tax Expense (Recovery)	(6)	(27)	17	(126)
Deferred Tax Expense (Recovery)	(24)	(580)	(814)	(884)
Tax Expense (Recovery) From Continuing Operations	(30)	(607)	(797)	(1,010)

For the twelve months ended December 31, 2019, a current tax expense was recorded compared with a recovery in 2018 due to the carry back of losses to recover tax paid in previous years. The maximum recovery was reached in 2018.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $671 million for the year ended December 31, 2019. In addition, the Company has recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.

In 2018, the Company recorded a deferred tax recovery related to current period losses, including the write-down of the Deep Basin E&E assets and a $78 million recovery arising from an adjustment to the tax basis of the Company’s refining assets. The increase in tax basis was a result of the Company’s partner recognizing a taxable gain on its interest in WRB Refining LP (“WRB”), which due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB’s assets.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the twelve months ended December 31,	2019	2018
Earnings (Loss) From Continuing Operations Before Income Tax	1,397	(3,926)
Canadian Statutory Rate	26.5%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	370	(1,060)
Effect on Taxes Resulting From:
Foreign Tax Rate Differential	(52)	(57)
Non-Taxable Capital (Gains) Losses	(38)	89
Non-Recognition of Capital (Gains) Losses	(39)	87
Adjustments Arising From Prior Year Tax Filings	4	3
Recognition of U.S. Tax Basis	(387)	(78)
Change in Statutory Rates	(671)	-
Non-Deductible Expenses	-	3
Other	16	3
Total Tax Expense (Recovery) From Continuing Operations	(797)	(1,010)
Effective Tax Rate	(57.1)%	25.7%

9. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Earnings (Loss) From:
Continuing Operations	113	(1,350)	2,194	(2,916)
Discontinued Operations	-	(6)	-	247
Net Earnings (Loss)	113	(1,356)	2,194	(2,669)

Basic – Weighted Average Number of Shares (millions)	1,228.8	1,228.8	1,228.8	1,228.8
Dilutive Effect of Cenovus NSRs (1)	0.6	0.1	0.6	0.4
Diluted – Weighted Average Number of Shares	1,229.4	1,228.9	1,229.4	1,229.2

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	0.09	(1.10)	1.78	(2.37)
Discontinued Operations	-	-	-	0.20
Net Earnings (Loss) Per Share	0.09	(1.10)	1.78	(2.17)
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the twelve months ended December 31, 2019, the Company paid dividends of $260 million or $0.2125 per share (twelve months ended December 31, 2018 – $245 million or $0.20 per share).

10. INVENTORIES

As at December 31, 2019, as a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory of $25 million from cost to net realizable value (December 31, 2018 – $47 million).

11. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2018	785
Additions	73
Exploration Expense (Note 6)	(82)
Change in Decommissioning Liabilities	9
Exchange Rate Movements and Other	2
As at December 31, 2019	787

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at January 1, 2019 (Note 3)	28,046	333	5,628	1,213	35,220
Additions	695	-	228	193	1,116
Change in Decommissioning Liabilities	340	-	9	5	354
Exchange Rate Movements and Other	(9)	-	(288)	3	(294)
Divestitures	(40)	-	-	-	(40)
As at December 31, 2019	29,032	333	5,577	1,414	36,356

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	3,918	333	1,441	833	6,525
Depreciation, Depletion and Amortization	1,735	-	241	75	2,051
Impairment Losses (Note 6)	20	-	-	10	30
Exchange Rate Movements and Other	31	-	(86)	-	(55)
Divestitures	(29)	-	-	-	(29)
As at December 31, 2019	5,675	333	1,596	918	8,522

CARRYING VALUE
As at January 1, 2019 (Note 3)	24,128	-	4,187	380	28,695
As at December 31, 2019	23,357	-	3,981	496	27,834

(1)Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

13. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets	Refining Equipment	Other	Total
COST
As at January 1, 2019 (Note 3)	517	63	292	13	9	894
Additions	10	436	172	-	6	624
Terminations	-	-	(11)	-	-	(11)
Reclassifications	(8)	-	-	-	-	(8)
Re-measurement	-	(2)	18	(2)	-	14
Exchange Rate Movements and Other	(10)	(2)	(7)	(1)	(1)	(21)
As at December 31, 2019	509	495	464	10	14	1,492

ACCUMULATED DEPRECIATION
As at January 1, 2019 (Note 3)	-	-	-	1	-	1
Depreciation	29	55	75	2	4	165
Impairment Losses	3	-	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	-	-	(1)	-	-	(1)
As at December 31, 2019	32	55	73	3	4	167

CARRYING VALUE
As at January 1, 2019 (Note 3)	517	63	292	12	9	893
As at December 31, 2019	477	440	391	7	10	1,325

In 2019, Cenovus recognized $17 million of lease income. Lease income is earned on operating leases related to the Company’s real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

14. OTHER ASSETS

As at	December 31, 2019	January 1, 2019 (1)
Intangible Assets	101	6
Equity Investments (Note 24)	52	38
Net Investment in Finance Leases	30	14
Long-Term Receivables	21	12
Prepaids	7	8
	211	78
(1)	See Note 3.

In 2019, Cenovus entered into an agreement to assume a firm capacity shipper position in a pipeline transportation services agreement from a third party. The fee was recorded as an intangible asset at cost and will be amortized over the life of the contract of approximately 10 years.

15. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2019	2018
Revolving Term Debt	A	265	-
U.S. Dollar Denominated Unsecured Notes	B	6,492	9,241
Total Debt Principal		6,757	9,241
Debt Discounts and Transaction Costs		(58)	(77)
Long-Term Debt		6,699	9,164
Less: Current Portion		-	682
Long-Term Portion		6,699	8,482

As at December 31, 2019, the Company is in compliance with all of the terms of its debt agreements.

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche. On October 23, 2019, the Company extended the maturity date of the $1.2 billion tranche from November 30, 2021 to November 30, 2022 and the maturity date of the $3.3 billion tranche from November 30, 2022 to November 30, 2023. Borrowings are available by way of Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans or U.S base rate loans.

B) Unsecured Notes

At maturity, on October 15, 2019, the Company repaid, in full the 5.70 percent unsecured notes with a remaining principal of US$500 million.

In addition, during the twelve months ended December 31, 2019, the Company paid US$1,214 million to repurchase a portion of its unsecured notes with a principal amount of US$1,276 million. A gain on the repurchase of $63 million was recorded in finance costs.

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

Net Debt to Adjusted EBITDA (1)

As at December 31,	2019	2018
Current Portion of Long-Term Debt	-	682
Long-Term Debt	6,699	8,482
Less: Cash and Cash Equivalents	(186)	(781)
Net Debt	6,513	8,383

Net Earnings (Loss)	2,194	(2,669)
Add (Deduct):
Finance Costs	511	628
Interest Income	(12)	(19)
Income Tax Expense (Recovery)	(797)	(920)
Depreciation, Depletion and Amortization	2,249	2,131
E&E Write-down	82	2,123
Unrealized (Gain) Loss on Risk Management	149	(1,249)
Foreign Exchange (Gain) Loss, Net	(404)	854
Re-measurement of Contingent Payment	164	50
(Gain) Loss on Discontinuance	-	(301)
(Gain) Loss on Divestitures of Assets	(2)	795
Other (Income) Loss, Net	(11)	(12)
Adjusted EBITDA (2)	4,123	1,411

Net Debt to Adjusted EBITDA	1.6x	5.9x
(1)	IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.
(2)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Net Debt to Capitalization

As at December 31,	2019	2018
Net Debt	6,513	8,383
Shareholders’ Equity	19,201	17,468
	25,714	25,851
Net Debt to Capitalization	25%	32%

Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

16. LEASE LIABILITIES

Total
As at January 1, 2019 (Note 3)	1,494
Additions	590
Interest Expense (Note 4)	82
Lease Payments	(232)
Terminations	(11)
Re-measurement	15
Exchange Rate Movements and Other	(22)
As at December 31, 2019	1,916
Less: Current Portion	196
Long-Term Portion	1,720

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, drilling rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Discount rates during the year ended December 31, 2019 were between 2.7 percent and 5.7 percent, depending on the duration of the lease term.

For the periods ended December 31, 2019	Three Months Ended	Twelve Months Ended
Variable Lease Payments	4	19
Short-Term Lease Payments	3	13

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of finance lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

Undiscounted cash outflows relating to the lease liabilities are:

As at December 31, 2019	Total
Less than 1 Year	277
Years 2 and 3	466
Years 4 and 5	410
Thereafter	1,544
Total (1)	2,697

(1)Includes principal and interest.

17. CONTINGENT PAYMENT

Total
As at December 31, 2018	132
Re-measurement (1)	164
Liabilities Settled or Payable	(153)
As at December 31, 2019	143
Less: Current Portion	79
Long-Term Portion	64
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at December 31, 2019, $14 million was payable under this agreement (December 31, 2018 – $nil).

18. ONEROUS CONTRACT PROVISIONS

Total
As at January 1, 2019 (Note 3)	78
Liabilities Settled	(13)
Change in Assumptions	(9)
Change in Discount Rate	4
Unwinding of Discount on Onerous Contract Provisions	3
As at December 31, 2019	63
Less: Current Portion	17
Long-Term Portion	46

In 2019, the provision for onerous contracts relates to the non-lease components of the Company’s real estate contracts consisting of operating costs and unreserved parking. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate of between 2.8 percent and 4.1 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

19. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

Total
As at December 31, 2018	875
Liabilities Incurred	3
Liabilities Settled	(52)
Liabilities Disposed	(8)
Change in Estimated Future Cash Flows	21
Change in Discount Rate	339
Unwinding of Discount on Decommissioning Liabilities (Note 4)	58
Foreign Currency Translation	(1)
As at December 31, 2019	1,235

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.9 percent as at December 31, 2019 (December 31, 2018 – 6.5 percent).

20. OTHER LIABILITIES

As at	December 31, 2019	January 1, 2019 (1)
Employee Long-Term Incentives	103	41
Pension and Other Post-Employment Benefit Plan	73	75
Other	19	39
	195	155
(1)	See Note 3.

21. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	2019		2018
As at December 31,	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 23)	38	-	-	-
Outstanding, End of Period	1,228,828	11,040	1,228,790	11,040

As at December 31, 2019, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at December 31, 2019 (December 31, 2018 – nil).

As at December 31, 2019, there were 26 million (December 31, 2018 – 23 million) common shares available for future issuance under the stock option plan .

22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(5)	397	1	393
Income Tax	2	-	-	2
As at December 31, 2018	(7)	1,030	15	1,038
Other Comprehensive Income (Loss), Before Tax	6	(228)	14	(208)
Income Tax	(1)	-	(2)	(3)
As at December 31, 2019	(2)	802	27	827

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

23. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2019	(thousands)	(thousands)
NSRs	31,528	23,977
PSUs	6,912	-
RSUs	8,372	-
DSUs	1,237	1,237

The weighted average exercise price of NSRs as at December 31, 2019 was $22.61.

	Units Granted	Units Vested and Exercised/ Paid Out
For the twelve months ended December 31, 2019	(thousands)	(thousands)
NSRs	3,867	164
PSUs	2,604	-
RSUs	2,742	1,568
DSUs	341	488

In the twelve months ended December 31, 2019, 164 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for 38 thousand common shares (Note 21).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
NSRs	2	-	9	6
PSUs	9	(5)	15	(6)
RSUs	10	(2)	34	9
DSUs	1	(5)	9	-
Stock-Based Compensation Expense (Recovery)	22	(12)	67	9
Stock-Based Compensation Costs Capitalized	5	(3)	20	4
Total Stock-Based Compensation	27	(15)	87	13

24. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2019, the carrying value of Cenovus’s debt was $6,699 million and the fair value was $7,610 million (December 31, 2018 carrying value – $9,164 million, fair value – $8,431 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

The following table provides a reconciliation of changes in the fair value of private equity investments classified at FVOCI:

	2019	2018
Fair Value, Beginning of Year	38	37
Change in Fair Value (1)	14	1
Fair Value, End of Year	52	38
(1)	Changes in fair value are recorded in OCI.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures and options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	2019			2018
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	5	2	3	156	2	154
Foreign Exchange	-	-	-	-	1	(1)
Interest Rate	-	-	-	7	-	7
Total Fair Value	5	2	3	163	3	160

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2019	2018
Level 2 – Prices Sourced From Observable Data or Market Corroboration	3	160

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2019	2018
Fair Value of Contracts, Beginning of Year	160	(986)
Fair Value of Contracts Realized During the Year	7	1,554
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(156)	(305)
Unamortized (Amortized) Premium on Put Options	-	(16)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(8)	(87)
Fair Value of Contracts, End of Year	3	160

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.6 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable about and have experience in fair value techniques. As at December 31, 2019, the fair value of the contingent payment was estimated to be $143 million.

As at December 31, 2019, average WCS forward pricing for the remaining term of the contingent payment is $46.57 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment was 24 percent and five percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(129)	80
WTI Option Volatility	± five percent	(45)	42
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	10	(19)

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2019	2018	2019	2018
Realized (Gain) Loss (1)	(17)	63	7	1,554
Unrealized (Gain) Loss (2)	(8)	(741)	149	(1,249)
(Gain) Loss on Risk Management From Continuing Operations	(25)	(678)	156	305
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

25. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. In the twelve months ended December 31, 2019, the Company unwound the remaining US$150 million of its interest rate swaps, resulting in a risk management loss of $1 million. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were no interest rate or foreign exchange contracts outstanding as at December 31, 2019.

In addition, the Company may periodically enter into other financial positions as a part of ongoing operations to market the Company’s production. As at December 31, 2019, the fair value of other financial positions was an asset of $3 million, and consisted of WCS, WTI and condensate instruments.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	3	(3)
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	5	(5)

As at December 31, 2019, approximately 97 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and substantially all of the Company’s accounts receivable were outstanding less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases was 0.3 percent as at December 31, 2019 (December 31, 2018 – 0.4 percent).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

26. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Long-Term Debt	Lease Liabilities
As at December 31, 2017	-	9,513	-
Changes From Financing Cash Flows:
(Repayment) of Long-Term Debt		(1,144)
Net Issuance (Repayment) of Revolving Long-Term Debt	-	(20)	-
Dividends Paid	(245)	-	-
Non-Cash Changes:
Dividends Declared	245	-	-
Foreign Exchange (Gain) Loss	-	817	-
Finance Costs	-	(2)	-
As at December 31, 2018	-	9,164	-
Adjustment for Change in Accounting Policy (Note 3)	-	-	1,494
As at January 1, 2019 (Note 3)	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(260)	-	-
Net Issuance (Repayment) of Long-Term Debt	-	(2,279)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	276	-
Principal Repayment of Leases	-	-	(150)
Non-Cash Changes:
Dividends Declared	260	-	-
Foreign Exchange (Gain) Loss	-	(399)	(23)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	(63)	-
Lease Additions	-	-	590
Re-measurement of Lease Liabilities	-	-	15
Lease Terminations	-	-	(11)
Other	-	-	1
As at December 31, 2019	-	6,699	1,916

27. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans.

As at December 31, 2019	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,005	959	1,026	1,456	1,381	15,672	21,499
Real Estate (2)	35	36	38	39	42	662	852
Other Long-Term Commitments	104	44	36	34	28	108	354
Total Payments (3)	1,144	1,039	1,100	1,529	1,451	16,442	22,705
(1)	Includes transportation commitments of $13 billion (2018 – $14 billion) that are subject to regulatory approval or have been approved, but are not yet in service.
(2)	Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)	Contracts undertaken on behalf of WRB are reflected at Cenovus’s 50 percent interest.

On January 1, 2019, the Company adopted IFRS 16 which resulted in the recognition of lease liabilities related to operating leases on the balance sheet. These liabilities were previously reported as commitments. For a reconciliation of the Company’s commitments as at December 31, 2018 to its lease liabilities as at January 1, 2019, see Note 3.

Transportation and storage commitments include future commitments relating to railcar and storage tank leases of $31 million and $11 million, respectively, that have not yet commenced. The railcar leases are expected to commence in 2020 with lease terms between six years and eight years and the storage tank leases are expected to commence in 2020 with lease terms of five years.

As at December 31, 2019, there were outstanding letters of credit aggregating $364 million issued as security for performance under certain contracts (December 31, 2018 – $336 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2019

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2019, the estimated fair value of the contingent payment was $143 million (see Note 17).

Cenovus Energy Inc. – Q4 2019 Interim Consolidated Financial Statements	29